Filing under Rule 425 under

the Securities Act of 1933

Filing by: AbitibiBowater Inc.

Subject Company: Fibrek Inc.

SEC File No. of AbitibiBowater Inc.: 001-33776

PRESS RELEASE

Resolute Updates Status of its Offer for Fibrek

MONTREAL, CANADA, January 17, 2012 – AbitibiBowater Inc., doing business as Resolute Forest Products (“Resolute”) (NYSE: ABH) (TSX: ABH), today announced that it filed an application with the Bureau de révision et décision (Québec), the administrative tribunal with statutory jurisdiction in securities law and regulatory matters in the province, for an order to cease trade Fibrek Inc.’s (Fibrek, TSX: FBK) shareholder rights plan (the “tactical poison pill”).

Resolute also announced that the U.S. Securities and Exchange Commission declared effective Resolute’s registration statement relating to the proposed transaction on January 13, 2012, and that U.S. antitrust authorities granted early termination of the statutory waiting period under the U.S. Hart-Scott-Rodino Act with respect to the proposed transaction.

“The tactical poison pill has outlived its usefulness,” said Richard Garneau, President and Chief Executive Officer. “Since we announced our offer late in November, Fibrek has found time to adopt the tactical poison pill and enhance compensation packages for senior management, but has yet to provide its shareholders with a competitive alternative to our offer. Shareholders must now be given the opportunity to decide for themselves whether or not to accept our offer.”

Mr. Garneau continued: “Fibrek’s repeated suggestions that we are somehow not following the letter and spirit of the law does not make it so. The fact is we have no knowledge of any material information regarding Fibrek that has not been disclosed to the public and there is no legal requirement for a formal valuation. Their decision to pursue such a valuation is nothing more than a diversion on behalf of Fibrek’s management. The value of our offer is sufficiently compelling for three of Fibrek’s largest shareholders, representing approximately 46% of the outstanding shares, to have agreed to irrevocable lock-up agreements, with no ability to tender their shares to a competing bid.”

Fibrek shareholders should consider the following factors in making their decision to accept the offer:

•	The offer represents a substantial premium to Fibrek’s pre-announcement trading price;

•	The offer is not subject to any financing condition;

•	Fibrek shareholders have the opportunity to exchange their shares of Fibrek, which had been thinly traded through to the date the offer was announced;

•	Resolute is uniquely positioned to integrate Fibrek into its existing operations;

•	Fibrek shareholders who become Resolute shareholders will own shares in a company that:

•	is financially stronger;

•	has a diversified asset and product base;

•	is determined to continue improving the competitive position of its mills by focusing on cost optimization;

•	maintains a prudent capital structure, with a ratio of long-term debt to last twelve months adjusted EBITDA of 1.3x as of the end of the third quarter of 2011.

The offer, which Resolute is making together with RFP Acquisition Inc., a wholly-owned subsidiary, is more fully described in the offer circular and other ancillary documentation the Company filed on December 15, 2011, on the Canadian Securities Administrators’ website (“SEDAR”), as amended on January 9, 2012. The offer will expire at 5:00 p.m. (Eastern Standard Time) on January 20, 2012, unless it is extended or withdrawn by Resolute.

The offer is subject to certain conditions including, among others, a 66 2/3% minimum tender condition, waiver or termination of all rights under the shareholder rights plan, receipt of all regulatory, governmental and third-party approvals, consents and waivers, Fibrek not having implemented or approved any issuance of shares or other securities or any other transaction, acquisition, disposition, capital expenditure or distribution to its shareholders outside the ordinary course of business, and the absence of occurrence or existence of any material adverse effect or material adverse change. Subject to applicable laws, Resolute reserves the right to withdraw or extend the offer and to not take up and pay for any Fibrek common shares deposited under the offer unless each of the conditions of the offer is satisfied or waived (at its sole discretion). The offer is not subject to any financing condition.

Questions and requests for assistance or further information on how to tender Fibrek common shares to the offer should be directed to, and copies of the above referenced documents may be obtained by contacting, Georgeson at 1-866-598-0048 or by email at askus@georgeson.com.

Important Notice

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Resolute has filed with the SEC a registration statement on Form S-4, as amended, in connection with the proposed transaction with Fibrek. INVESTORS AND SECURITY HOLDERS OF RESOLUTE AND FIBREK ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, on SEDAR at www.sedar.com or on Resolute’s website at www.resolutefp.com.

About Resolute Forest Products

Resolute is a global leader in the forest products industry with a diverse range of products, including newsprint, commercial printing papers, market pulp and wood products. Resolute owns or operates 18 pulp and paper mills and 23 wood product facilities in the United States, Canada and South Korea. Marketing its products in close to 90 countries, Resolute has third-party certified 100% of its managed woodlands to sustainable forest management standards. The shares of Resolute trade under the stock symbol ABH on both the New York Stock Exchange and the Toronto Stock Exchange.

Resolute and other member companies of the Forest Products Association of Canada, as well as a number of environmental organizations, are partners in the Canadian Boreal Forest Agreement. The group works to identify solutions to conservation issues that meet the goal of balancing equally the three pillars of sustainability linked to human activities: economic, social and environmental. Resolute is also a member of the World Wildlife Fund’s Climate Savers program, in which businesses establish ambitious targets to voluntarily reduce greenhouse gas emissions and work aggressively toward achieving them.

Cautionary Statements Regarding Forward-looking Information

Statements in this press release that are not reported financial results or other historical information of AbitibiBowater Inc., doing business as Resolute Forest Products, are “forward-looking statements” and may be identified by the use of forward-looking terminology such as the words “should”, “would”, “could”, “will”, “may”, “expect”, “believe”, “anticipate”, “attempt”, “project” and other terms with similar meaning indicating possible future events or potential impact on Resolute’s business or shareholders, including future operations following the proposed acquisition of Fibrek. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements made in connection with an exchange offer.

The reader is cautioned not to place undue reliance on these forward-looking statements, which are not guarantees of future performance. These statements are based on management’s current assumptions, beliefs and expectations, all of which involve a number of business risks and uncertainties that could cause actual results to differ materially. The potential risks and uncertainties that could cause Resolute’s actual future financial condition, results of operations and performance to differ materially from those expressed or implied in this press release include, but are not limited to, Resolute Common Stock issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Resolute and Fibrek may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, and all other potential risks and uncertainties set forth under the heading “Risk Factors” in Part I, Item 1A of Resolute’s annual report on Form 10-K for the year ended December 31, 2010, as updated in Part II, Item 1A of Resolute’s Quarterly Report on Form 10-Q for the period ended September 30, 2011, filed with the SEC and Resolute’s other filings with the Canadian securities regulatory authorities.

All forward-looking statements in this press release are expressly qualified by the cautionary statements contained or referred to above and in Resolute’s other filings with the SEC and the Canadian securities regulatory authorities. Resolute disclaims any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Investors Rémi G. Lalonde Vice President, Investor Relations 514 394-2345 ir@resolutefp.com	Media and Others Xavier Van Chau Director, Communications and Corporate Social Responsibility 514 394-3611 xavier.vanchau@resolutefp.com